Exhibit 99.1

NASDAQ: KZIA | X: @KaziaTx Beyond Inhibition. Reprogramming Cancer Control. 2026 Corporate Overview March 2026

1 This presentation contains forward-looking statements, which can generally be identified as such by the use of words such as "may," "will," "estimate," "future," "forward," "anticipate," "plan," "expect," "explore," "potential" or other similar words. Any statement describing Kazia's future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for interim or final results and data related to Kazia's clinical and preclinical trials, or third-party trials evaluating Kazia's product candidates, timing and plans with respect to enrolment of patients in Kazia's clinical and preclinical programs, the potential benefits of paxalisib, NDL2, and EVT801, the potential results of combination studies of paxalisib and other collaborations, timing for any regulatory submissions or discussions with regulatory agencies, the potential market opportunity for paxalisib, NDL2, and EVT801, and Kazia's strategy and plans with respect to its business and programs. Such statements are based on Kazia's expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, the risk that interim and preclinical data may not be reflective of final data, related to regulatory approvals, and related to the impact of global economic conditions, including disruptions in the banking industry. These and other risks and uncertainties are described more fully in Kazia's Annual Report, filed on Form 20-F with the SEC, and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation. Certain information contained in this presentation and statements made orally during this presentation relate to or are based on studies, publications, surveys, and other data obtained from third-party sources and our own internal estimates and research. While we believe these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representations as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of our internal estimates or research, and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. Forward-Looking Statements

2 Kazia Therapeutics Limited is a Sydney-based clinical-stage oncology company focused on high-need cancers of the central nervous system and select aggressive solid tumors. Founded in 2016, the company is dedicated to advancing transformative therapies by harnessing next- generation science, disciplined development, and a commitment to clinical impact.

3 Our mission is to redefine cancer treatment by moving beyond conventional pathway inhibition toward therapeutic reprogramming of cancer biology by targeting regulatory drivers of growth, immune escape, and relapse to deliver more durable outcomes for patients with the greatest unmet need.

# Company Highlights

01 Clinical-stage oncology company advancing next-generation differentiated therapies designed to overcome resistance in aggressive and immunotherapy-refractory cancers

02 Lead asset **paxalisib** is an oral, brain-penetrant dual PI3K / mTOR inhibitor for solid tumor indications, including breast cancer, evaluated to date in >550 adult and pediatric patients across Phase 1-3 clinical trials and expanded access programs

03 Advancing **NDL2** – a potentially first-in-class protein degrader designed to target intracellular PD-L1 to overcome immune resistance beyond checkpoint blockade

04 Developing **EVT801**, an oral, highly selective VEGFR3 inhibitor targeting tumor lymphangiogenesis and metastatic spread, with strong partnering potential

05
- Cash & Cash Equivalents: Approximately US$46 million (Runway expected to fund planned operations into 2029, excluding additional or expanded trials)
- No outstanding debt
- American Depository Shares Outstanding: Approximately 11.4 million

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KAZIA THERAPEUTICS

Our Approach 5 A New Approach to Cancer o Cancer progression, metastasis, and treatment resistance are increasingly understood not as single-gene problems, but as failures of regulatory control. o Transcriptional programs, chromatin states, and immune checkpoints adapt dynamically to evade therapy. o The next wave of oncology innovation is shifting beyond simple inhibition toward therapies that reprogram cancer biology. Epigenetic Therapeutics Immuno-Oncology Targeted Protein Degradation We believe Kazia is positioned at the intersection of three of the fastest-growing and strategically important areas in oncology.

Complementary Layers of Cancer Control Paxalisib Brain-penetrant dual PI3K / mTOR inhibitor with epigenetic and immunomodulatory activity PD-L1 Protein Degrader Platform First-in-class optimized PD-L1 protein degrader Epigenetic Pathway Modulation – Inhibits PI3K-driven epigenetic regulators – Reprograms metastatic and immune-suppressive tumor states Enhances Immune Responsiveness – Reduces tumor-driven immune suppression – Improves sensitivity to immunotherapy and other targeted therapeutics Clinically Validated Asset – Evidence of clinical activity across CNS, breast cancer, and other solid tumors – Fast Track, Orphan Drug, and Rare Pediatric Disease designations from US FDA Strategic Backbone Across CNS & Breast Cancer – Demonstrated relevance in high-unmet-need CNS tumors, including glioblastoma – Expanding applicability into large breast cancer populations beyond TNBC – Shared biological drivers enable multi-indication development and commercial scale Safety and tolerability evaluated in >550 patients to date Phase 1b clinical study in TNBC ongoing NDL2 (Lead Compound) is First-in-Class PD-L1 Protein Degrader – Target intracellular PD-L1 protein rather than transiently block receptor–ligand interaction – Designed to overcome mechanisms of resistance to antibody- based checkpoint inhibitors Epigenetic & Immune Reprograming of Resistant Tumors – Targets tumor-intrinsic immune evasion not reached by existing immunotherapies – Potential to restore immune sensitivity in refractory tumors Platform & Combination Potential – Potential broad applicability across solid tumors and rationale for combination with pathway inhibitors and cytotoxics – Potential backbone for next-generation immuno-oncology regimens Clear Development & Value Inflection Path – Designed for rapid transition to first-in-human trials – Multiple preclinical and translational milestones prior to clinical proof-of-concept IND initiating studies commencing 2026 Kazia is building a differentiated oncology portfolio aligned with the current shift in oncology, designed to overcome resistance in aggressive and immunotherapy-refractory cancers. 6

Pipeline Overview 7 High-value indications with strong partnering potential

Development Plan At a Glance 8

Market Landscape: Growth & Opportunity 9 1. Epigenetic Drugs Market 2. Immuno-Oncology Market 3. Targeted Protein Degradation Market o Current Market: $15–20B o Projected 2034: $80B+ o Growth Driver: Oncology applications Immuno-Oncology o Current Market: $83.34B o Projected 2035: $409.44B o Growth Driver: Increasing prevalence of cancer and need for innovative therapies, rising success of immunotherapies Targeted Protein Degradation o 2025 Market: $699.3m o Projected 2033: $3.26B o Growth Driver: Prevalence of chronic disease conditions such as cancer, demand for novel treatments Epigenetic Drugs • We believe oncology innovation will drive exponential market growth. • New modalities are expanding therapeutic options for previously resistant cancers. • We believe Kazia's pipeline is strategically aligned with these high-growth areas.

10 Paxalisib

Paxalisib Overview 11 Asset Overview Brain-penetrant, oral, once daily small molecule dual PI3K / mTOR inhibitor with epigenetic and immunomodulatory activity Origin Discovered by Genentech (GDC-0084); In-licensed by Kazia Therapeutics Development Stage Clinical Lead Indications Advanced Breast Cancer (ABC, Phase 1), Glioblastoma (GBM, Phase 3), Childhood Brain Cancer (Phase 2 / Preclinical) Formulation Oral, capsule Key Differentiators Oral once-per-day dual PI3K / mTOR inhibitor in clinical development for ABC; addresses key mechanisms of immunotherapy resistance; as well as ability to cross the blood brain barrier (BBB) as a potential therapy for primary and secondary brain cancers Mechanism of Action PI3K / mTOR kinase inhibitor that disrupts core oncogenic signalling driving tumor growth and survival, while also affecting tumor epigenetic regulation, transcriptional state, and the immune microenvironment beyond its core kinase inhibition FDA Designations Fast Track and Orphan Drug for GBM; Fast Track for PI3K-altered brain metastases with radiation; and Rare Pediatric Disease and Orphan Drug for select pediatric gliomas, including diffuse intrinsic pontine glioma (DIPG) and atypical teratoid/rhabdoid tumor (AT / RT) IP Full IP portfolio comprising three families of patents: compound, process, and secondary with major jurisdictions including U.S., Europe, Japan, China, and India

Paxalisib

# Developmental History & Milestones

*Expanding the clinical footprint of paxalisib into solid tumors beyond CNS*

**Early 2000's**
Genentech develops **GDC-0084** as a potential new therapeutic for glioblastoma

**2012-2015**
Genentech **Phase 1** clinical study in 47 patients with advanced, **high-grade glioma**. Study demonstrated a favorable safety profile and provided efficacy signals

**2016**
**Kazia in-licenses GDC-0084** from Genentech following deep due diligence which included Phase 1 study and animal data

**February 2018**
GDC-0084 awarded **Orphan Drug Designation** by the US FDA in glioblastoma

**March 2018**
Kazia commences company-sponsored **Phase 2** clinical study of GDC-0084 as a first line therapy in patients with **glioblastoma**

**August 2019**
GDC-0084 becomes '**paxalisib**' with the granting of an International Non-Proprietary Name (INN) by the World Health Organization

**August 2020**
Paxalisib granted **Breakthrough Designation** by the US FDA for glioblastoma

**January 2021**
**GBM AGILE** pivotal study commences recruiting paxalisib arm

**July 2022**
Paxalisib granted **Rare Pediatric Disease Designation** by the US FDA for **rare childhood brain cancer, AT / RT**

**July 2023**
Paxalisib received **Fast Track Designation** by the US FDA for solid tumor **brain metastases** with PI3K pathway mutations in combination with radiation therapy

**July 2024**
**GBM AGILE** Phase 2/3 trial data showed clinically meaningful improvement in a prespecified secondary analysis for OS in paxalisib-treated, newly diagnosed unmethylated patients with glioblastoma

**June 2025**
Kazia commences **Phase 1b ABC-Pax study** of paxalisib in combination with immunotherapy in patients with **triple negative breast cancer (TNBC)**

**July 2025**
**ABC-Pax** Phase 1b preliminary results from the first TNBC patient achieved >50% reduction in circulating tumor cells

**January 2026**
**Complete metabolic response** in a stage IV TNBC patient treated under expanded access, and **two partial responses** reported in the ongoing Phase 1b study in metastatic TNBC

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Paxalisib

# Paxalisib (GDC-0084)

*Designed to be best-in-class PI3K pathway inhibitor with modest mTOR activity*

**Relevant marketed or active clinical P13K inhibitor programs**

| | Paxalisib (Kazia) | PIKTOR (two drugs, Faeth, acquired by Sensei Bio) | Zovegalisib (RLY-2608) (Relay Therapeutics) | Alpelisib (Novartis) | Gedatolisib (Celcuity) | WXFL-10030390 (Jiatan)2 |
|---|---|---|---|---|---|---|
| **Targets** | PI3K / mTOR | PI3Kα + mTOR | PI3Kα | PI3Kα | PI3K / AKT / mTOR | PI3K / mTOR |
| **Development Stage** | P3 (GBM) P1 (TNBC & HER2- BC) | P2 (EC, OC) P1(HR+ / HER2-BC) | P3 (HR+ / HER2- BC) | Marketed (HER2- BC) | P3 (HR+ / HER2- BC) | P2 in China (solid tumors) |
| **Safety** | Limited toxicities | Grade 3 AEs with paclitaxel | Grade 3 AEs with fulvestrant | Severe Hyper-sensitivity warning[3] | Grade 4 neutropenia reported in combo with palbociclib[1] | Unknown |
| **ROA** | Oral (QD) | Oral | Oral | IV | IV | Oral |
| **Brain Penetration** | Yes | Unknown | Unknown | Poor | Partial | Unknown |

**Five PI3K inhibitors have been approved by the US FDA.**

- Zydelig (idelalisib) tablets — Chronic lymphocytic leukemia; Follicular lymphoma
- Aliqopa (copanlisib) — Follicular lymphoma
- Copiktra (duvelisib) capsules — Chronic lymphocytic leukemia; Follicular lymphoma
- PIQRAY (alpelisib) tablets — Breast cancer
- UKONIQ umbralisib 200 mg tablets — Follicular lymphoma

EC: endometrial, OC: ovarian cancer, ROA: route of administration 1. Layman et al 2024 2. GlobalData 3. Piqray

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Paxalisib

# Unlocking the Potential of PI3K / mTOR Pathway Inhibition

*Brain penetrant PI3K / mTOR inhibitor with epigenetic and immunomodulatory activity*

**While traditionally classified as a kinase inhibitor, emerging clinical and translational data support a broader and more differentiated mechanism of action.**

## Traditional View

### Core Signalling Inhibition – PI3K / mTOR Axis
- Disrupts key oncogenic networks controlling tumor growth, survival, metabolism, and protein translation

## New Evidence

### Downstream Epigenetic Modulation (EZH2 Axis)
- Alters epigenetic regulators including EZH2
- Reshapes chromatin accessibility and transcriptional programs linked to metastasis and therapeutic resistance

### Transcriptional Reprogramming & Cellular State Shifts
- Suppresses metastatic and resistance markers
- Shifts tumor biology away from mesenchymal, invasive states toward less aggressive phenotypes

### Tumor Immune Microenvironment Modulation
- Reduces inflammatory and immune exhaustion signatures
- Enhances immune visibility through viral mimicry pathways and supports synergy with immune checkpoint inhibition

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Paxalisib Paxalisib Mechanism of Action Paxalisib Dual Inhibition PI3K AKT mTOR Growth factor receptor Metastasis Inflammation Immune re- invigoration Cancer immune visibility Primary tumor burden + PARP Inhibition + Immunotherapy PI3K oral inhibitor clinically proven to cross the blood-brain barrier IC50 (nM) p110 α p110 β p110 γ p110 δ mTORC 1/ 2 Paxalisib 2 46 10 3 70 Idelalisib 820 565 89 2.5 >1,000 Alpelisib 5 1200 250 290 >9,100 Buparlisib 52 166 262 116 4,600 Pilaralisib 39 383 23 36 >15,00 0 Taselisib 0.3 9.1 1.0 0.1 1,200 Pictilisib 3 33 75 3 580 Comparative Potency vs. Other PI3K Inhibitors Note: lower IC50 implies more potent activity Source: HF Zhao et al. (2017) Molecular Cancer. 16:100 15

Paxalisib Clinical & Translational Manifestations 16 In clinical settings, there is evidence that paxalisib's downstream epigenetic effects manifest as: Paxalisib is positioned as a backbone therapy within the emerging category of functional epigenetic reprogramming therapeutics. Reduction of Aggressive Circulating Tumor Cell (CTC) and CTC-Cluster Phenotypes Enhanced Activity When Combined with Immune Checkpoint Inhibition Modulation of Immune Exhaustion Markers Observable impact on metastatic biology Combination -enabling potential Evidence of tumor microenvironment (TME) reprogramming T IO Pax

Paxalisib Cutting-edge preclinical program to evaluate paxalisib in combination with immuno-therapies for advanced breast cancer • Paxalisib alone and in combination with other targeted agents is active in preclinical models of DIPG and AT / RT. • US FDA has awarded Orphan Drug Disease and Rare Pediatric Disease Designations in DIPG and AT / RT. • If paxalisib were to be approved, Kazia could be entitled to receive a pediatric priority review voucher which are tradeable and have historically commanded prices in excess of USD $100 million. Opportunistic partnering and strategic collaborations continue to add value Licensing & Collaborations 17 Licensing Key Collaborations Summary Territories and Responsibilities To develop and commercialize paxalisib in Greater China, Hong Kong, Macau, and Taiwan To develop, manufacture, and commercialize paxalisib as a potential treatment for intractable epilepsy in focal cortical dysplasia type 2 (FCD T2) and tuberous sclerosis complex (TSC) disease Upfront Payment US$11m, comprising US$7m in cash and a US$4m equity investment US$1.5m Milestone Payments Contingent milestone payments of up to US$281m in GBM + further milestones payable in indications beyond GBM Potential milestone payments of up to US$19m upon the achievement of development and regulatory milestones Royalties on Net Sales Mid-teen percentage royalties on commercial sales A percentage of sub- licensing revenues and royalties on net sales of products incorporating paxalisib

Paxalisib: Advanced Breast Cancer

# Paxalisib Potential in Breast Cancer

*The most commonly diagnosed cancer and leading cause of death cancer in women*

**Breast Cancer**

- >300,000 new cases of invasive BC in the US

**Triple Negative Breast Cancer**

- Rare, fast-growing, and aggressive form of breast cancer
- Accounts for approximately 10-15% of all breast cancer
- 5-year survival rate of 3-5%
- Predicted market growth of $1.5B by 2030

## P13K / mTOR in Breast Cancer

P13K / mTOR signaling is frequently dysregulated in breast cancer and associated with tumor proliferation, disease progression, and therapeutic resistance.

Brain metastases develop in ~25–46% of patients with metastatic TNBC over the disease course, with ~10–15% present at initial metastatic diagnosis.

## Paxalisib Opportunity

Paxalisib inhibits PI3K / mTOR, a central oncogenic pathway driving cell survival and proliferation, resistance to endocrine, HER2-targeted, and cytotoxic therapies, and immune suppression within the tumor microenvironment (TME).

1. Cancer.org 2024 2. Data Bridge Market Research

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Paxalisib: Advanced Breast Cancer

# Current Treatment Landscape

*Modest results for HER2- subtypes, despite checkpoint and PARP inhibitors*


Subtypes
Stratification
1st line
2nd line
10%[1]
HR- / HER2- (TNBC)
70%
HR+ / HER2-
4%
HR- / HER2+
9%
HR+ / HER2+
62%
PD-L1 CPS <10
38%[3]
PD-L1 CPS ≥10
80%
BRCA wt
20%[4]
BRCA m
Chemo
mOS: 9-12 months[6]
PARPi or platinum
mPFS 5.6 vs 2.9 months; No OS benefit[7]
Pembrolizumab + chemo
mPFS: 9.7 v 5.6 months
ORR 53% (17% CR, 35% PR)[5]
Aromatase inhibitor + CDK4/6 inhibitor
mPFS 27.6 vs 14.5 months
ORR: 42.1 vs 34.7% (NS)[10]
Pertuzumab + trastuzumab + docetaxel or paclitaxel
mPFS:18.5 vs 12.4 months[8]
BRCA wt
BRCA m
PD-L1 CPS ≥1
Sacituzumab govitecan
mPFS: 4.8 vs 1.7 months
ORR: 31%[7]
PARPi
mPFS 5.6 vs 2.9 months; No OS benefit[7]
*Pembro + chemo
TBD
Everolimus + endocrine therapy
mPFS 7.8 vs 3.2 months[11]
Fam-trastuzumab deruxtecan-nxki
mPFS 15.0 vs 3.0 months in patients with brain metstases[9]

* Potential future regimen, depending on Keynote B49 readout (NCT04895358); CPS = Combined Positive Score; wt = wildtype; NS = not statistically significant

1. BC subtypes and distribution: (7% unknown subtype) Cancer.org; 2. Treatment: NCCN Guidelines Version 4.2025, simplified and with focus on preferred regimens; 3. https://www.pdl1portal.com/tnbc/; 4. Pavese et al. 2022; 5. Keytruda.com; 6. Khosravi-Shani et al 2017; 7. Gacia-Saenz et al 2025; Bardia et al 2024; 8. Baselga et al 2012; 9. Jacobson 2022; 10. Wu et al 2020; 11. Yardley et al 2013

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Paxalisib: Advanced Breast Cancer

# Consistent & Statistically Significant Signals

Preclinical studies combining paxalisib with either checkpoint inhibitor or PARP inhibitor resulted in highly consistent and statistically significant signals of efficacy.

## 4T1 Mouse Model

- Standard model for TNBC
- Immunotherapy resistant model
- Highly tumorigenic and invasive



1x10^5 4T1 cells
Right mammary gland
Balb/c mice
Tumor Inoculation
DAY-10
Tumor approx. 100mm³
Paxalisib oral gavage daily*
Harvest
0 1 2 3 4 5 6 7 8 9
αPD1 10mg/kg i.p. Day 0, Day 4

## Checkpoint Inhibitor

- Reduced tumor volume
- ↓ Lung metastases
- ↓ Lymph node metastases
- ↓ Liver inflammation
- ↓ Lung inflammation
- ↓ Liver and spleen EMH
- No observed toxicity

## PARP Inhibitor

- Reduced tumor volume
- ↓ Lung metastases
- ↓ Lymph node metastases
- ↓ Liver inflammation
- ↓ Lung inflammation
- ↓ Liver and spleen EMH
- No observed toxicity

* αPD1: pembrolizumab or "pembro"

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Paxalisib: Advanced Breast Cancer Paxalisib in Triple Negative Breast Cancer 21 "In treatment -resistant preclinical models of breast cancer, paxalisib (4T1 mouse model, TNBC) has shown encouraging results in inhibiting both the primary tumor burden and metastasis by reinvigorating the immune system within the tumor microenvironment" – Professor Sudha Rao, Group Leader, QIMR Berghofer Combination Paxalisib + KEYTRUDA® (pembrolizumab) data in TNBC preclinical models Combination Paxalisib + LYNPARZA® (olaparib) data in advanced breast cancer preclinical models Paxalisib influence on immune system (example, T cells, B cells, NK cells) and within the tumor and its micro - environment Intellectual Property (IP) o Leading transcriptional biology and epigenetics expert, Professor Rao identified an entirely novel effect of PI3K inhibition: – Immune modulator of the tumor and the surrounding microenvironment – Administration of PI3K inhibitors such as paxalisib, at doses and frequencies different to those conventionally used, appears to activate or reinvigorate the immune system in the tumor, making it more susceptive to immunotherapy o Preliminary data from our collaboration was presented at San Antonio Breast Cancer Symposium in 2024 and 2025

Paxalisib: Advanced Breast Cancer

# Kazia-Sponsored Clinical Phase 1b Study Overview

*Multi-center, open-label, randomized trial*

## Inclusion Criteria

**Arm A**
- HER2-negative stage IV (metastatic) BC
- Confirmed gBRCAm (BRCA1, BRCA2 or both)
- Prior treatment with chemotherapy in the metastatic setting
- Meet all current prescribing criteria for commencing olaparib therapy

Total enrollment: 12

**Arm B**
- Recurrent, unresectable or metastatic TNBC
- Confirmed that tumors express PD-L1 with a combined positive score (CPS) ≥ 10
- Meet all current prescribing criteria for commencing pembrolizumab therapy

Total enrollment: 12

## Treatment

**Paxalisib plus Olaparib (28-Day Cycle)**
- Paxalisib 15mg QD + olaparib 300 mg BID, n=6
- Paxalisib 30mg QD + olaparib 300 mg BID, n=6

**Paxalisib plus Pembrolizumab / Chemotherapy (21 -Day Cycle)**
- Paxalisib 15mg QD + pembrolizumab 200mg + clinician's choice of IV chemotherapy QW3, n=6
- Paxalisib 30mg QD + pembrolizumab 200mg + clinician's choice of IV chemotherapy QW3, n=6

## Endpoints

**Primary**
- Safety and tolerability of paxalisib in combination with either olaparib or pembro / chemotherapy
- Determine recommended Phase 2 dose (RP2D)

**Secondary**
- Progression and response rates
- To assess the utility of novel liquid biopsy assessments

Trial ID: ACTRN12624001340527 SABCS 2025 poster presentation.

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Paxalisib: Advanced Breast Cancer

# Early Clinical Trial Epigenetic Effects

*Combination regimen results in >50% reduction in CTCs*

First-in-human data reflects mechanistic synergy consistent with the preclinical data.

## Circulating Tumor Cells (CTCs)

- Cancer cells that detach from a primary tumor or metastatic site and enter the bloodstream
- Cellular drivers of metastasis, capable of seeding new tumors in distant organs
- Clusters possess significantly higher metastatic potential than single CTCs (enhanced survival, immune evasion, and colonization capacity)
- CTCs are generally resistant to current therapies

**Reductions in CTC burden indicate potential disruption to the metastatic process itself.**

## Patient One

**Patient Profile**

- 61-year-old woman with metastatic triple-negative breast cancer localized to the left upper lobe of the lung

**Regimen**

- Paxalisib + pembrolizumab + standard chemotherapy

## Results at Day 21

**End of Cycle 1**

- >50% reduction in total circulating tumor cells count
- Comparable reduction in CTC clusters (these aggregates are associated with heightened metastatic potential)
- Reduction in the mesenchymal phenotype of the remaining CTCs; this phenotype is one of the hallmarks of aggressive metastatic seeding cancer cells
- Such results are not typically seen with chemotherapy or immunotherapy therapies

Trial ID: ACTRN12624001340527 Kazia Press Release 10 July 2025 SABCS 2025 poster presentation.

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24 Trial ID: ACTRN12624001340527 Kazia Press Release 27 January 2026 • Generally well tolerated at 30mg daily • Majority of adverse events assessed as unlikely related to paxalisib • All paxalisib-related events were mild to moderate to date 1 CR in mTNBC patient treated under expanded access, and 2 PRs in ongoing study Paxalisib: Advanced Breast Cancer Early Evidence of Tumor Regression Safety Preliminary Clinical Responses • 1 expanded access patient achieved a confirmed complete metabolic response following re-treatment with pembrolizumab / chemotherapy plus paxalisib (under an expanded access protocol) • 2/2 evaluable trial patients achieved confirmed partial responses (iRECIST) • Responses reported in patients with visceral and multi-organ metastases • Median treatment duration at data cut-off: ~6.1 months

Paxalisib: Glioblastoma (GBM)

# Paxalisib Potential in Glioblastoma

*The most aggressive malignant brain cancer*


Lung
Breast
Colon
Prostate
Stomach
14 million cancer cases per annum

**Glioblastoma Multiforme**

- 133,000 cases per annum worldwide
- 5-year survival of 3-5%
- $3.6B market size (2024)

## PI3K / mTOR in Glioblastoma

PI3K / mTOR signaling pathway is a central regulator of cell growth and is hyperactivated in approximately ~85% to 90% of glioblastoma cases.

## Paxalisib Opportunity

Unlike other PI3K inhibitors approved for peripheral cancers, paxalisib crosses the blood-brain barrier overcoming a major obstacle in CNS drug delivery.

Data on file. Market research performed 2021. Glioblastoma Multiforme Treatment Market Size Report, 2034

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Paxalisib: Glioblastoma (GBM)

# Paxalisib in Newly Diagnosed Unmethylated GBM Patients

*Consistent median overall survival data*

| | Phase 2 (NCT03522298) | GBM-AGILE (Phase 2/3) (NCT03970447) | |
|---|---|---|---|
| **Study Type** | Open-label, single arm | Adaptive, multi-arm randomized | |
| **Patient Population** | Newly diagnosed unmethylated GBM | Newly diagnosed unmethylated GBM and recurrent GBM | |
| **MGMT Status** | Enriched for unmethylated | Mixed: subgroup analyses | |
| **Comparator** | Historical SOC | Concurrent SOC control | |
| **Primary Endpoint** | **OS** | **OS Paxalisib** | **OS SoC** |
| **mOS** | **15.7 months (n=30)** | **15.54 months* (n=54)** in prespecified secondary analysis in NDU GBM | **11.9 months* (n=46)** in prespecified secondary analysis in NDU GBM |

*GBM-AGILE; Prespecified secondary analysis of median Overall Survival

## Overall Summary

**Paxalisib demonstrated a ~3.8 month improvement in median Overall Survival**

- 15.5 months vs. 11.9 (SoC) in a prespecified secondary analysis in newly diagnosed unmethylated GMB (GBM-AGILE) and 15.7 months in the Phase 2 trial

**Represents a strong OS signal reported in this GBM population**

**Designations granted:**

- Orphan Drug, Fast Track, and Rare Pediatric Disease

NDU: Newly Diagnosed Unmethylated, OS: Overall Survival

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Paxalisib: Glioblastoma (GBM)

# US FDA Type C Meeting

*Paxalisib in GBM commercial and development path forward*

## December 2024

### FDA position:

- Data on OS would generally not be appropriate for accelerated approval but could be considered to support a traditional / standard approval
- Secondary endpoint OS data from the GBM-AGILE study may be supportive and informative for designing and executing a pivotal registrational study in pursuit of a standard approval

### Kazia position & next steps:

- Aligned with the FDA on key aspects of the design of a proposed registrational / pivotal Phase 3 study in NDU GBM patients
- To finalize the protocol for the pivotal Phase 3 study and discuss with a number of global contract research organizations (CROs) with experience in the neuro-oncology drug development space

Kazia Press Release 31 December 2024

## October 2025

### Kazia plans to request follow-up meeting with the FDA to:

- Discuss overall survival (OS) findings in NDU GBM patients treated with paxalisib
- Seek agency feedback on a potential commercial and development pathway aligned with the FDA Oncology Center of Excellence's Project FrontRunner initiative

Kazia Press Release 27 October 2025

## 2026

### FDA follow-up next steps:

- Meeting anticipated for 1H 2026
- Anticipated outcome: Update from FDA discussion regarding paxalisib commercial and development path forward in GBM

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KAZIA THERAPEUTICS

Paxalisib: Childhood Brain Cancer

# Paxalisib Potential in Childhood Brain Cancer

*High unmet need especially in patients with diffuse midline gliomas (DMGs)*

### Childhood Brain Cancer

- The most common malignancy of childhood
- Represents about one third of childhood cancer deaths
- 5-year survival rates below 20% in pediatric high-grade gliomas (particularly DMGs)
- Predicted market growth of $3.5B by 2030

### PI3K / mTOR in Childhood Brain Cancer

PI3K / mTOR signaling pathway is a central regulator of cell growth and is hyperactivated in approximately ~65% to 70% of pediatric high-grade brain tumors, including DMGs and atypical teratoid / rhabdoid tumors (AT / RT).

### Paxalisib Opportunity

Given the frequent dysregulation of the PI3K / mTOR pathway in pediatric brain tumors and limited effective therapies, paxalisib's ability to cross the blood–brain barrier and combine with multiple treatment modalities presents a compelling therapeutic opportunity.

1. NCI: Childhood Brain and Other Nervous System Cancer 2. NIH: PI3K Pathway in Pediatric Brain Tumors 3. Strategic Market Research: Pediatric Brain Tumor Market Report

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Paxalisib: Childhood Brain Cancer

# Paxalisib in Childhood Brain Cancer

Kazia is actively pursuing three forms of childhood brain cancer:

| | Diffuse Midline Gliomas (DMG, DIPG) | Atypical Teratoid / Rhabdoid Tumors (AT / RT) | Advanced Childhood Cancer (PI3K / mTOR activated) |
|---|---|---|---|
| **Preclinical Research** | Positive preclinical data in combination with ONC201 | Positive preclinical data as monotherapy and in combination (AACR 2022, 2023, 2024) | Research proposals under discussion |
| **Clinical Trials** | Phase 1 monotherapy clinical trial at St. Jude Children's Research Hospital completed (NCT03696355)<br><br>PNOC022, Phase 2 clinical trial in combination with ONC201, ongoing (NCT05009992) | PNOC035, Phase 2 clinical trial evaluating paxalisib safety and efficacy<br><br>Awaiting site initiation and first patient enrolled<br><br>(NCT07447076) | Phase 2 clinical trial in combination with chemotherapy for treatment of high-risk malignancies commenced 2024<br><br>(ACTRN12623000096651) |
| **Regulatory Interaction** | Orphan Drug Designation (ODD) and Rare Pediatric Disease Designation (RPDD) granted by FDA in Aug 2020 | ODD and RPDD granted by FDA in June and July 2022, respectively | Regulatory strategy under discussion |

PNOC: Pediatric Neuro-Oncology Consortium

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Paxalisib: Childhood Brain Cancer

# Paxalisib in Diffuse Midline Gliomas (DMG)

*PNOC-sponsored Phase 2 trial in combination with ONC201*

## In spite of research that has helped improve treatment for DIPG patients, the prognosis remains poor with the median survival range being from 8-11 months.[1]

- 68 patients with biopsy-proven DMG were enrolled in the PNOC Phase 2 study between November 2021 and June 2023 (median age 9 years [range 3-37], n=41, female [60%])
- Updated Median OS from time of diagnosis was 15.6 months (Confidence interval (CI) 12.0, 22.4)
- Cohort 3 enrolled 30 recurrent patients (in conjunction with radiation therapy) had median OS 8.7 months [CI 95% 8.5, NA]
- Most common grade 3 and above treatment-related adverse events were decreased neutrophil count (n=4); mucositis (n=3); and colitis, drug reaction with eosinophilia and systemic symptoms, decreased lymphocyte count, hyperglycemia, and hypokalemia (n=2)
- Next Steps: Further PK and biomarker analyses ongoing for subsequent cohorts; anticipate further update 2026

**Overall Survival - Cohort 2 (post RT)**
**Median OS 15.6 months [CI 95%; 12.0, 22.4]**



Overall OS
1.00
0.75
0.50
0.25
0.00
0
10
20
30
Months
Number at risk
Strata
All
68
44
16
5
3
0
5
10
15
20
25
30
Months

Central imaging review analysis of PFS ongoing

Trial ID: NCT05009992 1. Hargrave, D., Bartels, U. & Bouffet, E. Diffuse brainstem glioma in children: critical review of clinical trials. Lancet Oncol 7, 241-8 (2006)

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Paxalisib: Brain Metastases Paxalisib in Brain Metastasis 31 Trial ID: NCT04192981 Interim analysis showed encouraging clinical activity of paxalisib in combination with radiation therapy. August 2022 July 2023 February 2024 Data from first stage presented at 2022 Annual Conference on CNS Clinical Trials and Brain Metastases, Toronto, Canada All 9 patients evaluated for efficacy exhibited a clinical response, according to RANO- BM criteria, with breast cancer representing the most common primary tumor Fast Track Designation granted by US FDA for paxalisib in combination with radiation therapy in patients with solid tumor brain metastases and PI3K pathway mutations Announced early conclusion, based on Stage 2 positive safety data and promising clinical response findings observed to date. Full clinical study report pending MSKCC-sponsored Phase 1 trial Preliminary data presented at two 2024 scientific congresses: American Society for Radiation Oncology Annual Meeting (ASCO) & Society for Neuro-Oncology Annual Meeting (SNO)

Paxalisib: Brain Metastases

# Paxalisib in Brain Metastasis

*MSKCC-sponsored Phase 1 trial*

**Interim analysis showed encouraging clinical activity of paxalisib in combination with radiation therapy.**

## Response signal seen for concurrent paxalisib and brain RT


RANO-BM Response for evaluable cohort (n=17)
Subject
11
6
17
9
18
19
1
13
21
22
4
16
2
3
14
7
15
0
50
100
150
200
250
300
350
400
450
500
Days from Treatment Start
Dose Level
45mg
60mg
Event
CNS Progression
Death
Last Follow-Up
PD
PR
SD

## Overall Summary

**Primary objective of identifying the maximum tolerated dose (MTD) was met:**

- Concurrent daily administration of paxalisib with brain radiotherapy was generally well-tolerated at a maximum dose of 45mg per day in advanced solid tumor patients with brain metastases and PI3K pathway mutations

**Over two-thirds of the patients at MTD achieved intracranial response compared to historical response rates (20-40%)[1] for WBRT alone**

**Future goals include:**

- Extending the duration of PI3K inhibition, neoadjuvant, adjuvant, and maintenance (ideally with complementary systemic therapy options)
- Integrating PI3K inhibition with CNS tumor types with relevant pathway driver mutations and potentially SRS

Trial ID: NCT04192981 RANO-BM: Response assessment in neuro-oncology brain metastases, WBRT: whole-brain radiation therapy, SRS: stereotactic radiosurgery 1. Zhou et al. 2021, Kim et al. 2020

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Paxalisib

# Summary & Next Steps

### Summary

- Brain-penetrant dual pan-PI3K / mTOR inhibitor in development (Only 2% of small-molecule drugs are brain-penetrant)
- Designed to be best-in-class pan-PI3K pathway inhibitor with modest mTOR activity (dual targeting required to inhibit cancer cell proliferation & migration in TNBC cell model)
- Overcoming metastasis and drug resistance in combination with immunotherapy (epigenetic reprogramming of dormant cancer cells and improved cancer immune visibility)
- Generally well tolerated (evaluated in 550 adult and pediatric patients across Phase 1-3 clinical trials and expanded access programs)

### Clinical and Translational Epigenetic Data Demonstrate That Paxalisib:

- Reduces CTC and CTC-clusters as well as aggressive mesenchymal phenotypes (observable impact on metastatic biology)
- Enhances activity when combined with immune checkpoint inhibition (combination-enabling potential)
- Modulates immune exhaustion markers (evidence of tumor microenvironment reprogramming)

### On Strategy

- Positioned as a backbone therapy within the emerging category of functional epigenetic reprogramming therapeutics

### Next Steps

- **Advanced Breast Cancer**: 1) Provide additional preclinical data and updates from the QIMR collaboration throughout the year and 2) ongoing updates from Phase 1b advanced breast cancer clinical study (ACTRN12624001340527) throughout 2026
- **Glioblastoma**: 1) Anticipated follow-up FDA Type C meeting to discuss commercial and development path forward, 2) finalize Phase 3 approval protocol, assess costs / timelines, and select strategic CRO partner, and 3) updates from ongoing GBM trials
- **Pediatric & Brain Metastasis Programs**: 1) PNOC team to complete PK / biomarker data analysis and provide update, 2) complete analysis and close out MSKCC Phase 2 clinical brain metastasis study, 3) data release / updates from other brain met trials, and 4) initiate enrollment for PNOC035 AT / RT study

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KAZIA THERAPEUTICS

34 PD-L1 Protein Degrader Platform

PD-L1 Protein Degrader Platform

# Platform Overview

*Complementing paxalisib's transcriptional and epigenetic effects, Kazia's NDL2 program addresses immune resistance at the post-translational regulatory level*

| | |
|---|---|
| **Asset Overview** | Lead candidate, NDL2, is an optimized bicyclic peptide PD-L1 degrader designed to target intracellular PD-L1, thereby restoring anti-tumor immune responses even in cases of immune evasion or checkpoint inhibitor resistance |
| **Origin** | Developed by Professor Sudha Rao (QIMR-Berghofer) in 2020 |
| **Development Stage** | Preclinical; IND expected in 12-18 months |
| **Lead Indications** | Breast cancer and non-small cell lung cancer (NSCLC) in early stage and metastatic settings |
| **Formulation** | Intravenous infusion |
| **Key Differentiators** | First in Class: As the science surrounding PD-L1 degraders is novel (<5yrs), there are no PD-L1 degraders in clinical studies at this time |
| **Mechanism of Action** | Target intracellular PD-L1 protein pools<br>Recruits cellular degradation machinery<br>Targets intracellular PD-L1 protein species that cannot be targeted by standard checkpoint inhibitors |
| **FDA Designations** | N / A |
| **IP** | Initial composition of matter IP filed in 2021 |

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KAZIA THERAPEUTICS

PD-L1 Protein Degrader Platform

# Current Anti-PD-1 / L1 Therapy Landscape

*Limited by intracellular PD-L1*

Distinct **distributions of PD-L1** (cell surface, cytosol, nucleus) have **different functions** on tumor progress.

**Intracellular PD-L1** has been **implicated in immunotherapy resistance, metastatic progression, and immune suppression** independent of canonical PD-1 / PD-L1 extracellular signaling.

**Targeting nPD-L1** could provide a **therapeutic benefit**, including in **patients who are resistant** to existing anti-PD-1 / L1 therapies.

## Healthy Cell


sPDL1
c PDL1
TEs
TF
Normal gene expression

**PD-L1 expressed on cell surface (sPD-L1)**
- Binds to PD-1 on cell surface
- Prevents autoimmunity
- Limits tissue damage by suppressing overactive immune response

## Cancer Cell


sPDL1
cPDL1
IMPα
nPD-L1
Enhancer
Resistant/Mesenchymal-related genes

**PD-L1 translocates into the nucleus (nPD-L1)**
- nPD-L1 has been shown to induce transcription of genes leading to angio-genesis, tumori-genesis, drug resistance, and tumor recurrence
- Surface PD-L1 mediates immune evasion

Asare-Werehene et al., Front. Immunol., 2025, DOI: 10.3389/fimmu.2025.1543529; Liu et al., Biochemical Pharmacology, 2024, DOI: 10.1016/j.bcp.2023.115984

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KAZIA THERAPEUTICS

PD-L1 Protein Degrader Platform NDL2: First-In-Class PD-L1 Degrader 37 Targeted Protein Degradation (TPD) therapies opened a new frontier for treating cancer by exploiting naturally occurring protein degradation pathways to disrupt critical cellular processes. NDL2 is an optimized bicyclic peptide PD-L1 degrader • Designed to target intracellular PD-L1 • Formation of a ternary complex (intracellular PD-L1 : NDL2 : E3 ligase) which leads to proteasomal degradation • Restoring anti-tumor immune responses • Even in cases of immune evasion or checkpoint inhibitor resistance Targeting intracellular PD-L1

PD-L1 Protein Degrader Platform

# Key Differentiator

*NDL2 distinguishes itself as a modality facing minimal competitive challenges*

| | NDL2 Peptide Degrader of PD-L1 | PD-(L)1 mAbs |
|---|---|---|
| **Primary Mechanism** | Targeted protein degradation via intracellular E3 ubiquitin proteasome system | Block the PD-1:PD-L1 interaction at the cell surface; Fc effector function varies by isotype / engineering |
| **Route of Administration (ROA)** | IV | IV / SC |
| **PD-L1 Pools Addressed** | Intracellular | Surface protein |
| **Competitors / Development Stage** | Academic programs in early preclinical development (no clinical programs nor industry programs identified) | Commonly cited global commercial checkpoint inhibitors include: Pembrolizumab, Nivolumab, Cemiplimab, Atezolizumab, Durvalumab, and Avelumab |

Sullivan et al., PLoS ONE 2023, doi.org/10.1371/journal.pone.0286724

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KAZIA THERAPEUTICS

PD-L1 Protein Degrader Platform

# Preclinical & Translational Manifestations

Across multiple preclinical models and patient-derived samples, NDL2 demonstrated:


NDL2
T

**Reduced tumor growth as monotherapy**


NDL2
Anti-PD-1
T

**Enhanced activity of anti-PD-1 therapy in combination**



**Suppressed metastatic spread in aggressive tumor models**



**Targeted resistance mechanisms enriched in immunotherapy-refractory disease**

Data generated collectively supports intracellular PD-L1 as a mechanistically distinct and therapeutically actionable driver of immune evasion, disease progression, and metastasis.

39

PD-L1 Protein Degrader Platform Efficacy in 4T1 Mouse Model 40 • Gold Standard model for TNBC • Immunocompetent BALB/c mice • Highly tumorigenic and invasive Intermitted dosing 0 Tumor Inoculation NDL2 IP injection Day -10 Tumors approx. 100mm3 1 2 3 4 5 6 Harvest 7 8 +/- antiPD1 IP injection 1x105 4T1 cells right mammary gland BALB/c mice 0 2 4 6 8 10 0 2 4 6 8 10 Days of treatment Tumour volume (Fold change versus Day 0) Vehicle αPD1 NDL2-D NDL2-D+αPD1 a b c d e f a; *p<0.05, b/c; *p<0.05, d; **p<0.01, e; *p<0.05, f; **p<0.01 versus Vehicle, Two-way Anova, Dunnett's post test ↓49% ↓73% • NDL2 reduces primary tumor volume by 49% as a monotherapy • NDL2 reduces primary tumor volume by 73% in combination with anti-PD1 NDL2 monotherapy and anti-PD1 combination reduces primary tumor burden with intermittent dosing NDL2 NDL2 + αPD1 Tumor Volume

PD-L1 Protein Degrader Platform 41 Method: FFPE sections from Control (vehicle), anti-PD1, NDL2 or NDL2 + anti-PD1 (10mg/kg) tumors were stained using the BondRX automatic FFPE staining platform and the change in expression characterized with high resolution digital pathology. Significant differences are calculated as one-way ANOVA Kruskal-Wallis test comparison to vehicle control (N = 3-5 mice per group). Control PD1 NDL2 Combo 0 5 10 15 20 %CD8+ TIL Population ns ns ✱✱ Increases in CD8+ T Cell Proliferation Control PD1 NDL2 Combo 0 5 10 15 %CD8+ TIL Population ns ns ✱ Increase in CD8+ T Cell Infiltration Efficacy in 4T1 Mouse Model (Cont.) NDL2 and anti-PD1 combination therapy reduces T cell exhaustion

PD-L1 Protein Degrader Platform 42 Body Weight Vehicle aPD1 NDL2 NDL2+aPD1 90 100 110 120 % Change in body weight (versus Day 0) ns ns ns * ns, not significant (verus Vehicle), One-way ANOVA, Dunnett's post test • No toxicity observed for NDL2 • Normal body weight • Normal liver weight for treatment duration NDL2 shows no evidence of toxicity Safety in 4T1 Mouse Model Liver Weight Vehicle αPD1 NDL2-D NDL2-D+αPD1 0.0 0.5 1.0 1.5 2.0 Liver weight (g) ns; not significant (versus Vehicle), One-way Anova, Dunnett's post test ns ns ns

PD-L1 Protein Degrader Platform

# Summary & Next Steps

### Innovation Breakthrough

- Selectively targets cancer intracellular enriched PD-L1 protein
- Amongst the first therapeutics to address metastasis-seeding cancer cells resistant to traditional immunotherapy
- Precisely degrades the resistance-associated form of PD-L1, preserving PD-L1 essential for normal immune regulation

### Recent Preclinical and Translational Data Demonstrate That NDL2:

- Reduces tumor growth as monotherapy
- Enhances the activity of anti-PD-1 therapy
- Targets resistance mechanisms enriched in immunotherapy-refractory disease
- Preserves normal immune checkpoint function at the cell surface and therefore avoids toxicity associated with anti-PD-L1 agents

### On Strategy

- NDL2 is reshaping cancer cell behavior by altering the functional protein landscape rather than simply blocking extracellular signaling
- NDL2 represents a complementary modality to epigenetic and transcriptional reprogramming, extending Kazia's strategy into targeted protein degradation

### Next Steps

- Initiate IND enabling studies
- Integrate a clinical liquid biopsy to enable patient stratification, real-time monitoring, and personalized treatment optimization
- Launch PD-L1 degrader and NDL2 awareness campaign through abstracts, manuscripts, videos, and medical congress presentations

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KAZIA THERAPEUTICS

44 EVT801

EVT801 45 Overview Asset Overview A highly selective, potential first-in-class small molecule Vascular Endothelial Growth Factor Receptor-3 (VEGFR3) inhibitor, primarily inhibiting lymphangiogenesis Origin Discovered by Sanofi; Early development by Evotec SE; In-licensed by Kazia in 2021 Development Stage Phase 1 completed Lead Indications Potentially high-grade serous ovarian cancer (HGSOC) Formulation Oral, capsule Key Differentiators Selective VEGFR3 inhibitor in clinical development; distinct from broader VEGF / VEGFR inhibitors that target multiple VEGF receptors, with the potential for a more favorable safety profile and reduced resistance due to hypoxia Mechanism of Action By inhibiting VEGFR-3, EVT801 restricts lymphangiogenesis (the formation of new lymphatic vessels), stabilizes tumor vasculature, reduces hypoxia, and thereby limits tumor escape and metastatic spread FDA Designations N / A IP Composition-of-matter to 2032 / 2033 in most jurisdictions (excluding PTE)

EVT801 EVT801 Selectively Inhibits VEGFR3 46 Cell Survival (Lymph)- angiogenesis T-Cell Migration Avastin® (bevacizumab) VEGFR1 VEGFR2 VEGFR3 VEGF-A VEGF-B VEGF-C VEGF-D VEGF-E Angiogenesis Vasculogenesis T-Cell Migration Signal Modulation LUCENTIS® (ranibizumab) SUTENT® (sunitinib) NEXAVAR® (sorafenib) INLYTA® (axitinib) VOTRIENT® (pazopanib) EVT801

EVT801 A Differentiated Anti-Tumor Approach 47 Tumor Killing • Direct effect on VEGFR3-expressing tumor cells (typically from endothelial origin, e.g. sarcoma) Increase in anti-tumor immune activity • No impact on T-cells viability • Increased infiltration of effector T-cells • Reduction in immunosuppressive myeloid cells Inhibition of tumor escape and metastasis • Stabilization of tumor vasculature • Inhibition of (lymph)-angiogenesis • Avoidance of hypoxia decreases potential for metastatic spread 3 2 1

EVT801

# Phase 1 Dose-Finding Trial Completed

## Study Background

**Target population:** Histologically-confirmed advanced or metastatic solid tumors, unresponsive to standard treatment, or for whom no standard treatment is available or appropriate

**Sponsor:** Kazia Therapeutics Limited

**Product**: EVT801

**EudraCT Number:** 2021-002483-47

**Clinical Sites (France only):**
- IUCT-Oncopole, Toulouse
  PI : Dr Gomez-Roca
- Centre Léon Bérard, Lyon
  PI : Dr Philippe Cassier

**Design**
Monotherapy dose escalation
N=26


Dose cohort 3
EVT801
monotherapy
Dose cohort 2
EVT801
monotherapy
Dose cohort 1
EVT801
monotherapy

- 6 cohorts
- Single-patient cohorts initially; expand to 3+3 when toxicity is encountered
- Mixed population of advanced solid tumors
- Doses from 50mg QD to 500mg BID

## Overall Summary

Patients with 11 different cancer types were enrolled, with heavily pretreated advanced ovarian cancer being the most prevalent indication (11 patients)

MTD has been reached at 500mg BID

The recommended dose for Phase 2 is 400mg BID* in continuous monotherapy administration

Trial ID: KZA 0801-101, NCT05114668
MTD: Maximum Tolerated Dose; RP2D: Recommended Phase 2 Dose   *Human active dose prediction based on predicted human clearance of 2.5 mL / min / kg: 375 mg BID*

48

EVT801

# Summary & Next Steps

**Kazia has initiated a regional and / or global partnership search for EVT801.**

1. Well-understood mechanism (anti-angiogenesis) with unique differentiating feature (high VEGFR3 selectivity)
2. Strong preclinical data package, with observed activity in multiple tumors and favourable toxicology
3. Potential for combination use with immuno-oncology therapies
4. Phase 1 completed demonstrating encouraging safety and tolerability profile to date
    - Clinical and biomarker data presented at AACR Ovarian Cancer Research Symposium September 2024
    - Primary and secondary objectives successfully met, with MTD and RP2D identified
    - Encouraging signal of activity observed in high-grade serous ovarian cancer (HGSOC) as well as strong VEGFR3 biomarker expression
5. Next clinical trial under discussion with scientific thought leaders
    - Consolidate safety data at RP2D and our hypotheses on EVT801 mode of action
    - Validate HGSOC as indication of choice for clinical trial Phase 2 as monotherapy or in combination with standard-of-care (ex. PARPi)

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KAZIA THERAPEUTICS

50 Corporate Highlights

# Near-Term Milestones & Anticipated Catalysts

| Q4 2025 | Q1 2026 | Q2 2026 | Q3 2026 | Q4 2026 |
|---|---|---|---|---|
| Pricing of $50m private placement of equity securities | Complete metabolic response in stage IV TNBC expanded access patient and 2 partial responses in metastatic TNBC Phase 1b study | Anticipated update from FDA discussion regarding paxalisib commercial and development path forward | Readouts from neuro-oncology focused clinical trials in patients with GBM and brain metastases | |
| | PD-L1 protein degrader platform update | Advancement of NDL2 PD-L1 degrader platform toward IND-enabling studies | Update of paxalisib pre-clinical development into additional breast cancer subtypes | |
| | | | Publication / Presentation of translational data supporting therapeutic reprogramming strategy for paxalisib | |
| | | Clinical efficacy and biomarker data from ongoing Phase 1b breast cancer study | | |
| | | PD-L1 degrader awareness, NDL2 IND-initiating studies | | |

Milestone: Pricing of $50m private placement of equity securities; Complete metabolic response in stage IV TNBC expanded access patient and 2 partial responses in metastatic TNBC Phase 1b study

Anticipated Catalyst: all other items

**Milestone** **Anticipated Catalyst**

51

KAZIA THERAPEUTICS

Investment Drivers 52 Kazia is helping to redefine oncology development by advancing a cohesive therapeutic approach aimed at reprogramming tumor biology. Resistance biology is well documented and combination strategies are actively sought by strategic partners. Our strategy is aligned with where both science and capital are moving in oncology. • Build a portfolio that is greater than the sum of its parts • Align with clear pharma appetite for epigenetic modulation, immune-sensitization, and targeted degradation assets • Generate early clinical and translational proof-of-concept data that is highly attractive for strategic partnering • Participate meaningfully in multiple large oncology markets without overextending development resources Our clinical and translational focus is advanced breast cancer and other immunotherapy-challenged solid tumors that represent multi-billion- dollar markets with high unmet need. Our assets are designed to remain relevant across tumor heterogeneity and evolving treatment landscapes. Our integrated approach allows us to:

Leadership 53 Management Dr. John Friend Chief Executive Officer Jeffrey J. Kraws Head of Corporate Strategy & Development Jeffrey Bonacorda VP Finance & Controller Robert Apple Chairman Steven Coffey Non-Executive Director Ebru Davidson Non-Executive Director Board of Directors Elissa Hansen Corporate Secretary

www.kaziatherapeutics.com ir@kaziatherapeutics.com